Exhibit 99.1

ENZYMOTEC LTD.
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha’Emek 2310001, Israel

July 25, 2016

Dear Enzymotec Ltd. Shareholder:

We cordially invite you to attend the 2016 annual general meeting of shareholders, or the Meeting, of Enzymotec Ltd., or the Company, to be held at 5:00 p.m. (Israel time) on Thursday, August 25, 2016, at our offices at Sagi 2000 Industrial Area, Migdal Ha’Emek 2310001, Israel.

The Company’s Notice of 2016 Annual General Meeting of Shareholders, which was published on July 13, 2016, and its Proxy Statement, each of which appears on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders of record at the close of business on Monday, July 18, 2016 are entitled to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the enclosed Notice of 2016 Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided.

The proxy card must be received by our transfer agent or at our registered office not later than forty eight (48) hours in advance of the Meeting (that is, by 5:00 p.m., Israel time on Tuesday, August 23, 2016) to be validly included in the tally of ordinary shares voted at the meeting, unless that deadline is waived by the chairman of the Meeting, at his or her discretion. Detailed proxy voting instructions are provided both in the Proxy Statement and on the proxy card.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, you should complete the proxy card that will be sent to you in order to direct your broker, trustee or nominee how to vote your shares.

Sincerely, Steve Dubin Chairman of the Board of Directors

ENZYMOTEC LTD.
Sagi 2000 Industrial Area
P.O. Box 6
Migdal Ha’Emek 2310001, Israel
 ________________________________

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 25, 2016
________________________________

Dear Enzymotec Ltd. Shareholders:

We cordially invite you to attend the 2016 annual general meeting of shareholders, or the Meeting, of Enzymotec Ltd., or the Company, to be held at 5:00 p.m. (Israel time) on Thursday, August 25, 2016, at our offices at Sagi 2000 Industrial Area, Migdal Ha’Emek 2310001, Israel.

The Meeting is being called for the following purposes:

(1)(a)	To reelect Mr. Steve Dubin as a Class III director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2019 and until his successor is duly elected and qualified;
(1)(b)
To reelect Ms. Michal Silverberg as a Class III director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2019 and until her successor is duly elected and qualified;

(1)(c)	To reelect Mr. Joseph Tenne as a Class III director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2019 and until his successor is duly elected and qualified;
(2)	To reelect Prof. Dov Pekelman as a Class I director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2017 and until his successor is duly elected and qualified;
(3)(a)
To approve the payment of modified cash remuneration to the Israeli members of the Company’s Board of Directors (currently comprised of Messrs. Joseph Tenne, Nir Belzer, Dov Pekelman, Yossi Peled, Mani Wasserman, and Ms. Michal Silverberg), consisting of annual cash fees, meeting/consent participation fees and reimbursement of expenses;

(3)(b)	To approve the payment of modified meeting/consent participation fees to two non-Israeli members of the Company’s Board of Directors— Ms. Tamar Howson and Mr. Holger Liepmann;
(4)	To approve a one-time grant of equity-based compensation to all members of the Company’s Board of Directors, consisting of options to purchase ordinary shares and restricted stock units, or RSUs;
(5)	To approve payment of a bonus to the Company’s President and Chief Executive Officer, Dr. Ariel Katz, in respect of his and our performance during the year ended December 31, 2015; and

(6)
To approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent, external auditors for the year ending December 31, 2016 and until the next Annual General Meeting of Shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition, representatives of the Company’s management will be available at the Meeting to review and discuss with shareholders the financial statements of the Company for the year ended December 31, 2015.

Our Board recommends that you vote “FOR” each of the above proposals, which are described in the accompanying proxy statement.  The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and entitled to vote thereon is necessary for the approval of each proposal. Other than for the purpose of determining whether a quorum is present, broker non-votes and abstentions will not be treated as either a vote “FOR” or “AGAINST” a particular proposal and therefore have no impact on the voting results for any such proposal.

In addition to the foregoing simple majority requirement, under the Israeli Companies Law 5759-1999, or the Companies Law, the approval of the bonus payment to the Company’s President and Chief Executive Officer under Proposal 5 also requires that either:

•
the majority voted in favor of the proposal includes a majority of the ordinary shares held by non-controlling shareholders who do not have a conflict of interest (referred to as a “personal interest” under the Companies Law) in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•
the total number of ordinary shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

Only shareholders of record at the close of business on Monday, July 18, 2016 are entitled to vote at the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy card or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office not later than forty eight (48) hours in advance of the Meeting (that is, by 5:00 p.m., Israel time on Tuesday, August 23, 2016) to be validly included in the tally of ordinary shares voted at the Meeting, unless that deadline is waived by the chairman of the Meeting, at his or her discretion. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card. An electronic copy of the enclosed proxy materials will also be available for viewing at the Company’s website, www.enzymotec.com, and are being furnished to the U.S. Securities and Exchange Commission, or the SEC, together with this Notice of 2016 Annual General Meeting of Shareholders, as exhibits to a Report of Foreign Private Issuer on Form 6-K and will be available on the SEC’s website at www.sec.gov.

July 25, 2016

Sincerely, Steve Dubin Chairman of the Board of Directors

ii

ENZYMOTEC LTD.
Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emek 2310001, Israel
+ 972 74 717 7177
______________________

PROXY STATEMENT
______________________

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement, or the Proxy Statement, is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Enzymotec Ltd., to which we refer to as Enzymotec or the Company, to be voted at the Company’s 2016 annual general meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2016 Annual General Meeting of Shareholders. The Meeting will be held at 5:00 p.m. (Israel time) on Thursday, August 25, 2016, at our offices at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emek 2310001, Israel.

This Proxy Statement, the attached Notice of 2016 Annual General Meeting of Shareholders and the enclosed proxy card are being made available to holders of Enzymotec ordinary shares, par value NIS 0.01, or ordinary shares, on or about July 28, 2016.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Monday, July 18, 2016, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our board of directors, or the Board, urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)(a)	To reelect Mr. Steve Dubin as a Class III director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2019 and until his successor is duly elected and qualified;
(1)(b)
To reelect Ms. Michal Silverberg as a Class III director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2019 and until her successor is duly elected and qualified;

(1)(c)	To reelect Mr. Joseph Tenne as a Class III director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2019 and until his successor is duly elected and qualified;
(2)	To reelect Prof. Dov Pekelman as a Class I director of the Company, to serve until the Company’s Annual General Meeting of Shareholders in 2017 and until his successor is duly elected and qualified;
(3)(a)
To approve the payment of modified cash remuneration to the Israeli members of the Company’s Board of Directors (currently comprised of Messrs. Joseph Tenne, Nir Belzer, Dov Pekelman, Yossi Peled, Mani Wasserman, and Ms. Michal Silverberg), consisting of annual cash fees, meeting/consent participation fees and reimbursement of expenses;

(3)(b)	To approve the payment of modified meeting/consent participation fees to two non-Israeli members of the Board of Directors— Ms. Tamar Howson and Mr. Holger Liepmann;
(4)	To approve a one-time grant of equity-based compensation to all members of the Company’s Board of Directors, consisting of options to purchase ordinary shares and restricted stock units, or RSUs;
(5)	To approve payment of a bonus to the Company’s President and Chief Executive Officer, Dr. Ariel Katz, in respect of his and our performance during the year ended December 31, 2015; and
(6)
To approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent, external auditors for the year ending December 31, 2016 and until the next Annual General Meeting of Shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition, representatives of our management will be available at the Meeting to review and discuss with shareholders the financial statements of the Company for the year ended December 31, 2015.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

Board Recommendation

Our Board unanimously recommends that you vote FOR each of the above proposals.

Quorum

As of the close of business on July 18, 2016, the record date for the Meeting, we had 22,768,144 ordinary shares issued and outstanding. The holders of ordinary shares outstanding as of that time are entitled to one vote per share held upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders holding shares representing at least twenty-five percent (25%) of the voting power of our outstanding ordinary shares are present in person or by proxy at the Meeting. If such quorum is not present within one half-hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, and at the same time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Brokers that hold shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners.  The only item on the Meeting agenda that may be considered routine is Proposal 6 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999, or the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to be voted on the proposals.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and entitled to vote thereon is necessary for the approval of each proposal. Other than for the purpose of determining whether a quorum is present, broker non-votes and abstentions will not be treated as either a vote “FOR” or “AGAINST” a particular proposal and therefore have no impact on the voting results for any such proposal.

In addition to the foregoing simple majority requirement, under the Companies Law, the approval of the bonus payment to the Company’s President and Chief Executive Officer under Proposal 5 also requires that either:

•
the majority voted in favor of the proposal includes a majority of the ordinary shares held by non-controlling shareholders who do not have a conflict of interest (referred to as a “personal interest” under the Companies Law) in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•
the total number of ordinary shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of Proposal 5, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. For purposes of this proposal, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of the vote on Proposal 5.

A “personal interest” of a shareholder under the Companies Law (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Controlling shareholders and shareholders that have a conflict of interest are qualified to participate in the vote on Proposal 5; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict of interest in the approval of Proposal 5, and failure to do so disqualifies the shareholder from participating in the vote on Proposal 5. In order to confirm that you lack a conflict of interest in the approval of such proposal and in order to therefore be counted towards the special majority required for the approval of that proposal, you must check the box under Proposal/Item 5A on the accompanying proxy card when you record your vote on Proposal 5.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the bonus payment to our President and Chief Executive Officer, you should not check the box under Proposal/Item 5A on the enclosed proxy card and you should not vote on Proposal 5 via the proxy card. Instead, you should contact Ron Mosberg, Adv., our general counsel, at +972-74-717- 7177 or (Fax: +972-74-717-7001), RonM@enzymotec.com, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on Proposal 5. In that case, your vote will be counted towards the ordinary majority required for the approval of Proposal 5, but will not be counted towards the special majority required for approval of that proposal.  If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you may also contact the representative managing your account, who can then contact our general counsel on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held by you as a record holder as compared to shares held in “street name” (through a broker, trustee or other nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive proxy cards from their bank, broker or other nominee for use in instructing their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share registry), you can submit your vote by completing, signing and submitting a proxy card to American Stock Transfer & Trust Company, the registrar and transfer agent for our ordinary shares.  Proxy cards have or will be mailed to you.  If you are a shareholder of record and have misplaced the proxy card mailed to you, you may print a copy of the proxy card from the “Investor Relations” portion of our website, as described below under “Availability of Proxy Materials,” and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our General Counsel, Mr. Ron Mosberg, Adv., via e-mail to ronm@enzymmotec.com or via fax to +972-74-717-7001. We reserve the right to require further identifying information from you if you submit your proxy card in that manner.  We will generally not be able to count a proxy card unless we receive it at our principal executive offices at Sagi 2000 Industrial Area, Migdal Ha’Emek 2310001, Israel, or our registrar and transfer agent receives it in the enclosed envelope, not later than forty eight (48) hours in advance of the Meeting (that is, by 5:00 p.m., Israel time on Tuesday, August 23, 2016). Our Chairman may waive that requirement, however, in accordance with our Articles of Association.

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (except for Proposal 5, for which your shares will not be voted  due to the requirements under the Companies Law that you indicate whether you possess a conflict of interest). The persons named as proxies in the enclosed proxy card (Oren Bryan and Ron Mosberg) will vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your instructions to the bank, broker or other nominee on how to vote the ordinary shares.  Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting.

As indicated under “Quorum” above, absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion and vote your shares.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered by mail to our Company at our offices at Sagi 2000 Industrial Area, P.O. Box 6, Migdal Ha’Emek 2310001, Israel, Attention: Ron Mosberg, or via facsimile to + 972-74 -717-7001 or e-mail to ronm@enzymmotec.com, or to our registrar and transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, not later than 10:00 AM Eastern time on August 23, 2016 canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Voting Results

The final voting results will be reported following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Solicitation of Proxies

The Company will bear the cost of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs of the contractor will be paid by the Company.

Availability of Proxy Materials

Copies of the proxy card, the Notice of 2016 Annual General Meeting of Shareholders and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, www.enzymotec.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, based on public filings, and (ii) all of our directors and executive officers as a group, as of July 18, 2016, the record date for the Meeting.

Name	Number of Ordinary SharesBeneficially Owned (1)	Percentage of Ownership (2)
Galam (3)	4,623,232	20.3%
Paulson & Co. Inc. (4)	4,238,275	18.6%
Yelin Lapidot Holdings Management Ltd. (5)	2,130,237	9.4%
Directors and executive officers as a group (17 persons) (6)	1,300,283	5.5%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares underlying options currently exercisable or exercisable within 60 days of the record date for the Meeting are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 22,768,144 ordinary shares issued and outstanding as of the record date for the Meeting.

(3)
Based on the Schedule 13G filed by Galam Management and Marketing Agricultural Cooperative Society Ltd., or Galam M&M, with the SEC on February 12, 2015, this shareholder’s beneficial ownership consists of shared voting and dispositive power over 4,623,232 ordinary shares held by Galam M&M (which includes 1,304,376 ordinary shares held by Galam Ltd., a wholly-owned subsidiary of Galam M&M). A majority of the shares of Galam M&M are held by Ochmanit the Economic Union for Ma’anit Agricultural Cooperative Society Ltd., or Ochmanit. A majority of the members of the management board Galam M&M are appointed by Ochmanit, in part based on candidates nominated by a vote of the members of Kibbutz Ma’anit.   The address of this shareholder is Kibbutz Maanit, Menashe, 3785500, Israel.

(4)
Based on the Schedule 13G/A filed by Paulson & Co. Inc. with the SEC on February 17, 2015,  this shareholder’s beneficial ownership consists of sole voting and dispositive power over 4,238,275 ordinary shares held by Paulson & Co. Inc., or Paulson, an investment advisor that is registered under the Investment Advisors Act of 1940.  In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over our shares that are owned by various onshore and offshore investment funds, or the Funds.  All securities reported above are owned by the Funds.  The address of this shareholder is 1251 Avenue of the Americas, New York, NY 10020.

(5)
Based on information provided by Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot Holdings, to the Company on July 21, 2016. As of the date of this Proxy Statement, this shareholder had not yet filed a beneficial ownership report with the SEC to report these holdings. The ordinary shares listed as owned by this shareholder are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (referred to as the Subsidiaries), each a wholly-owned subsidiary of Yelin Lapidot Holdings. Messrs. Dov Yelin and Yair Lapidot each own 24.4% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings. The Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the ordinary shares listed as owned by this shareholder is held for the benefit of the members of the provident funds or mutual funds, as the case may be. Each of Messrs. Dov Yelin and Yair Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of the subject ordinary shares. The address of this shareholder is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(6)
Consists of (i) 589,776 ordinary shares (including 38,964 restricted shares that remain subject to vesting conditions) directly held or indirectly beneficially owned by the Company’s directors and executive officers; and (ii) 710,507 ordinary shares issuable upon the exercise of options that have vested or will vest within 60 days of July 18, 2016, the record date for the Meeting.

Recent Significant Changes in Ownership of Major Shareholders

Based on information provided to the Company by Visium Balanced Master Fund, Ltd. and its related entities, that shareholder has sold all of the ordinary shares that it held in our Company. Furthermore, as described in footnote (5) to the above beneficial ownership table, Yelin Lapidot Holdings (via its Subsidiaries) recently acquired ordinary shares in our Company.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For information concerning the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2015, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Compensation of Officers and Directors—Compensation of executive officers and directors—Summary Compensation Table” in our annual report on Form 20-F for the year ended December 31, 2015, which we filed with the SEC on March 3, 2016.

PROPOSAL 1
REELECTION OF CLASS III DIRECTORS

Background

Classified Board Under Enzymotec’s Articles

Under our Articles of Association, our Board must consist of not less than five and not more than nine directors (other than external directors, when we are required to have them serving on the Board under the Companies Law and its regulations), who are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (excluding external directors, when applicable). At each annual meeting of our shareholders, the nominees to serve within the class of directors whose terms expire at that meeting are elected or reelected for a term of office that expires at the third annual meeting following such election or reelection (and following the election or reelection of their successors).  As a result, in each successive year, the term of office of the directors serving in one of the three classes of directors expires.

Adoption of Exemption to External Director Requirement Under Companies Law

Recently, the Israeli Minister of Justice published an amendment to the Companies Law regulations (which we refer to as the Amendment and Regulations, respectively) that exempts certain Israeli companies whose shares are traded on certain U.S. stock exchanges such as NASDAQ from the requirement under the Companies Law to appoint external directors. The Amendment also exempts the same category of companies from the related requirements under the Companies Law as to the composition of the audit and compensation committees of the board of directors, including the requirement that each committee of the board of directors must include at least one external director and each of the audit committee and the compensation committee must include all of the external directors (including one external director serving as the chair of those committees).

In order to elect to be governed by the Amendment, a decision must be made by a company’s board of directors. Shareholder approval of this decision is not required under the Amendment.

Further, an Israeli company that desires to be governed by the Amendment must lack a controlling shareholder (as defined under the Companies Law).  Based on its review of the beneficial ownership reports of Enzymotec’s shareholders that have been filed with the SEC, the Board determined that Enzymotec currently lacks any shareholders that hold 25% or more of Enzymotec’s issued and outstanding share capital, and, therefore, lacks such a controlling shareholder.

In order to avail itself of the exemptions provided by the Amendment, Enzymotec must comply, on a going-forward basis, with the board independence and audit and compensation committee composition requirements of NASDAQ applicable to domestic U.S. companies. Those NASDAQ requirements mandate that a majority of the members of the board of directors and all members of the audit and compensation committees of the board be determined by the board of directors to be “independent directors” under NASDAQ rules. Our Board has affirmatively determined that each of the current members of the Board is “independent” under the NASDAQ definition. In reaching that conclusion, our Board has determined that none of these directors or nominees has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, taking into account, among other factors, that none of our directors is a member of our executive team. Furthermore, our Board has determined that each of the members of the Audit Committee and Compensation Committee of the Board meets the additional NASDAQ independence requirements applicable to members of such committees, including those based on Rules 10A-3 and 10C-1 of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

The Amendment further requires that Enzymotec will need to ensure that if, at the time of election of a director, all existing members of the Board are of the same gender, a Board member of the opposite gender must be elected. This requirement is currently satisfied by Enzymotec, given the presence of each of Ms. Michal Silverberg and Ms. Tamar Howson as female members of the Board, alongside the male members of the Board.

Under the Amendment, any external director serving at the time of an election to be governed by the Amendment may continue to serve as an ordinary director (and be re-elected for multiple terms), despite the usual two-year “cooling off” period during which former external directors are generally prohibited from serving in any capacity for an Israeli company following external director service. This provision enables us to immediately transition our external directors into the role of ordinary directors under our Articles of Association.

Following its analysis of our qualification to be governed by the Amendment, our Board elected, on July 12, 2016, for our Company to be governed by the Amendment, and approved the immediate transition of our former external directors—Ms. Michal Silverberg and Mr. Joseph Tenne—into the role of ordinary (non-external) directors who were assigned to classes of our classified Board (as described immediately below).

Composition of Board Classes Following Adoption of Amendment

To maintain the balance in size among the three classes of our classified Board (three Class III directors, three Class II directors and three Class I directors), upon adoption of the Amendment, the Board determined, based on the recommendation of the Nominating and Governance Committee of the Board, that:

•	each of Ms. Silverberg and Mr. Tenne be assigned to serve as Class III directors and be nominated for reelection as a Class III director, along with Mr. Steve Dubin, an existing Class III director, whose current term expires at the Meeting; and
•	Prof. Dov Pekelman, a current Class III director whose term expires at the Meeting, be nominated by the Board for election instead as a Class I director, for a one year-term only, until the expiration of the term of the other Class I directors at the annual general meeting of shareholders in 2017; provided, that if Prof. Pekelman is elected as a Class I director at the Meeting (as proposed under Proposal 2 below) and is then nominated for reelection at the 2017 annual meeting, he would then be subject to election for a three-year term along with the other Class I directors.

In addition to the directors who have been nominated for reelection at the Meeting, our Board also includes: our two other Class I directors (in addition to Prof. Pekelman, who is a Class I director nominee under Proposal 2)— Messrs. Yossi Peled and Holger Liepmann, whose terms expire at the annual general meeting of our shareholders in 2017; and our three Class II directors, Dr. Immanuel (Mani) Wasserman, Mr. Nir Belzer and Ms. Tamar Howson, whose terms expire at the annual general meeting of our shareholders in 2018.

Suitability of Nominees

Our Board has confirmed the qualifications and suitability of each of the current three director nominees for reelection as Class III directors at the Meeting. Each of Messrs. Dubin and Tenne, as well as Ms. Silverberg has indicated a willingness to serve as a director of the Company and each has provided the required certification for a nominee under the Companies Law concerning his or her possession of the necessary qualifications and sufficient time to fulfill his or her duties as a director of the Company, taking into account the Company’s size and special needs.

We do not have any understanding or agreement with any of the nominees to serve as Class III directors with respect to his or her future election.

Board Meeting Attendance

During 2015 and through the date of this Proxy Statement, each of Messrs. Dubin, Tenne and Pekelman, as well as Ms. Silverberg, attended over 75% of all Board meetings and over 75% of the meetings of each respective committee of the Board on which he or she serves.

Set forth below is certain biographical information regarding the background and experience of Messrs. Dubin and Tenne, and Ms. Silverberg, our Class III director nominees:

Nominees for Election as Class III directors

Steve Dubin has served as Chairman of our Board since January 2014 and served as Vice Chairman before that following his appointment as a director in April 2013. Since November 2011, Mr. Dubin has been a Principal in SDA Ventures LLC, a firm primarily focused on assisting emerging growth and middle-market companies, primarily in the health & wellness and nutritional products markets, on matters including corporate development, business acquisition, customer relations, growth strategies and corporate finance. In connection with SDA Ventures, Mr. Dubin acts as an Operating Professional to Paine & Partners, LLC, a global private equity investment firm located in New York, Chicago, and San Francisco, for the purpose of identifying and executing investment opportunities in the global human and animal food and nutritional products industries. From 2006 until its acquisition by Royal DSM N.V. in February 2011, Mr. Dubin served as Chief Executive Officer and a member of the board of directors of Martek Biosciences Corporation. He later served as President of DSM’s Nutritional Lipids Division from February 2011 through October 2011 and as a Senior Advisor to DSM Nutritional Products from November 2011 through October 2012. After joining Martek in 1992 and serving in various management positions, including Chief Financial Officer, Treasurer, Secretary, General Counsel and Senior Vice President, Business Development, he served as President of Martek from 2003 to 2006. From 2000 to 2003, Mr. Dubin co-founded and co-managed a Maryland-based, angel-investing club and served as “of counsel” at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., a U.S. law firm, during part of 2001 and 2002. Mr. Dubin currently serves as a member of the board of two privately held companies NeurExpand Brain Center LLC, formerly The Brain Center, LLC (which has ceased its operations as of 2015) and Alcresta, Inc. During 2011 and 2012, he was a member of the board of directors of Scerene Healthcare, Inc. From March 2013 through March 2014, Mr. Dubin was a director of MyCell Technologies and its subsidiary Oceans Omega LLC. Mr. Dubin holds a bachelor’s degree in accounting from the University of Maryland and a Juris Doctor degree from the National Law Center at George Washington University. He is a certified public accountant and a member of the Maryland Bar.

Michal Silverberg has served as a director of Enzymotec since September 2013. In 2014, Ms. Silverberg became a Senior Director for TVI (Takeda Ventures Inc.). Since 2007, Ms. Silverberg has worked in various positions in Novo Nordisk A/S, a global healthcare company headquartered in Denmark with shares listed on the Copenhagen and New York Stock Exchanges. Since 2010, she has served as Senior Director, New Product Commercialization & Business Development for the BioPharm unit. Prior to joining Novo Nordisk, Ms. Silverberg held various positions in a biotech company, an investment group and the Office of the Chief Scientist of Israel (Technological Incubators). Ms. Silverberg holds a B.A. in Economics and Business Management from Haifa University, Israel, an M.B.A. from Tel Aviv University, and an M.A. in Biotechnology from Columbia University.

Joseph Tenne has served as a director of Enzymotec since September 2013. Mr. Tenne is the Chief Financial Officer of Itamar Medical Ltd. (TASE: ITMR), an Israeli company engaged in the medical devices business. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc. (NYSE: ORA), which is engaged in the geothermal and recovered energy business. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company which was listed on the Tel Aviv Stock Exchange and was the parent company of Ormat Technologies, Inc. From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films, which are mainly used in the food packaging industry. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (PwC Israel). Mr. Tenne serves as a director of AudioCodes Ltd. (NASD/TASE: AUDC) and Ratio Oil Exploration (Finance) Ltd. (TASE: RATI.L), both Israeli companies, and an external director of Orbotech Ltd. (NASD: ORBK) and MIND C.T.I. Ltd. (NASD: MNDO), also Israeli companies. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

(a)	“RESOLVED, that Mr. Steve Dubin be, and hereby is, reelected to serve as a Class III director of Enzymotec Ltd. for a term of three years that expires at the third annual general meeting of shareholders following such reelection, and until his successor is duly elected and qualified.”

(b)	“RESOLVED, that Ms. Michal Silverberg be, and hereby is, reelected to serve as a Class III director of Enzymotec Ltd. for a term of three years that expires at the third annual general meeting of shareholders following such reelection, and until her successor is duly elected and qualified.”

(c)	“RESOLVED, that Mr. Joseph Tenne be, and hereby is, reelected to serve as a Class III director of Enzymotec Ltd. for a term of three years that expires at the third annual general meeting of shareholders following such reelection, and until his successor is duly elected and qualified.”

Required Vote

As described above under “Vote Required for Approval of the Proposals”, the reelection of each of Mr. Steve Dubin, Ms. Michal Silverberg and Mr. Joseph Tenne as a Class III director requires the affirmative vote of shareholders present in person or represented by proxy and holding ordinary shares representing a simple majority of the votes cast.

Board Recommendation

Our Board unanimously recommends that you vote FOR the foregoing resolutions reelecting each of Mr. Steve Dubin, Ms. Michal Silverberg and Mr. Joseph Tenne as a Class III director.

PROPOSAL 2
REELECTION OF CLASS I DIRECTOR

Background

As described in Proposal 1, in order to maintain the balance of size among the three classes of our Board following our adoption of the Amendment, as required under our Articles of Association, we adjusted the composition of the classes of our Board. As a result, the Nominating and Governance Committee of our Board recommended, and our Board approved, the nomination of Prof. Dov Pekelman, currently a Class III director whose term expires at the Meeting, for election by our shareholders instead as a Class I director, for a one year-term only, until the expiration of the term of the other Class I directors at the annual general meeting of shareholders in 2017 and until his successor is duly elected and qualified.

If Prof. Pekelman is elected as a Class I director at the Meeting pursuant to this Proposal 2, and is then nominated for reelection at the 2017 annual meeting, he would then be subject to election for a three-year term along with the other Class I directors— Messrs. Yossi Peled and Holger Liepmann.

Our Board has confirmed the qualifications and suitability of Prof. Pekelman for reelection as a Class I directors at the Meeting.  Prof. Pekelman has advised the Company that he is willing, able and ready to serve as a Class I director if elected. We do not have any understanding or agreement with Prof. Pekelman with respect to his future election.

As discussed above under “Proposal 1 – Background”, our Board has determined that Prof. Pekelman is independent under the NASDAQ Listing Rules.

Set forth below is certain biographical information regarding the background and experience of Prof. Pekelman:

Nominee for Election as Class I director

Prof. Dov Pekelman has served as a director of Enzymotec since October 2010. In addition, Prof. Pekelman currently serves as the Chairman of the special committee of the board of directors of Taro Pharmaceuticals Industries Ltd. (NYSE: TARO), as well as Chairman of Atera Networks Ltd. Prof. Pekelman serves on the board of directors of the Interdisciplinary Center (IDC), Herzliya, Israel and is Chairman of the IDC Corporation, the center’s economic arm. From 1985 to 2008, Prof. Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Previously, he served on the board of directors of several industrial corporations, including Koor Industries Ltd. (TASE: KOR), and was also a member of the advisory committee of the Bank of Israel. He holds bachelor’s degree from the Technion — Israel Institute of Technology, Haifa, Israel and a doctorate from the University of Chicago.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that Prof. Dov Pekelman be, and hereby is, reelected to serve as a Class I director of Enzymotec Ltd. for a term of one year that expires at the first annual general meeting of shareholders following such election, and until the due election and qualification of his successor.”

Required Vote

As described above under “Vote Required for Approval of the Proposals”, the reelection of Prof. Pekelman as a Class I director of the Company, and the approval of the terms of his compensation, requires the affirmative vote of shareholders present in person or represented by proxy and holding ordinary shares representing a simple majority of the votes cast.

Board Recommendation

Our Board unanimously recommends that you vote FOR the foregoing resolution reelecting Prof. Dov Pekelman as a Class I director.

PROPOSAL 3
ADJUSTMENT TO CASH REMUNERATION TO BE PAID TO BOARD MEMBERS

Background

Our Board seeks to attract and retain qualified members to oversee the management of our Company and to ensure that we maintain the highest standards of corporate governance.  In order to do so, we must properly compensate such members for their time and efforts on our Company’s behalf. As noted in Proposal 1, none of the members of our Board is an executive at our Company, and our Board has affirmatively determined that each of the members of our Board is an “independent director” under the NASDAQ rules.  As such, none of the directors or nominees receives any compensation from the Company in connection with service as a director or such person’s candidacy, other than remuneration payable by the Company for serving on our Board.

Based on publicly available data, the Compensation Committee of our Board conducted a comparison of the cash remuneration that we have paid to our directors, relative to the cash remuneration received by directors of other Israeli public companies whose shares are traded in the United States that are comparably situated to our Company in one or more ways, whether as to industry, complexity and/or size.  On the basis of that comparison, the Compensation Committee concluded that the cash fees that we pay to the Israeli members of our Board (currently consisting of Messrs. Joseph Tenne, Nir Belzer, Dov Pekelman, Yossi Peled and Mani Wasserman, and Ms. Michal Silverberg), both on an annual basis and a per meeting basis, are significantly lower than those paid to directors of those comparably situated companies. The Compensation Committee also noted the significant disparity between the annual cash remuneration to which the non-Israeli members of our Board have been entitled ($40,000 annually), as compared to the Israeli members (approximately $15,500 annually, except for Israeli members of the Board who are deemed “experts” and have been receiving approximately $26,000 annually in accordance with the regulations under the Companies Law), and expressed its view that the Israeli members should be compensated more similarly to the non-Israeli members. Consequently, our Compensation Committee recommended, and our Board subsequently approved, that we revise the cash remuneration payable to all Israeli members of the Board as follows:

•	Annual cash remuneration of $30,000; and
•	Participation fee of $1,000 per Board meeting and $800 per meeting of the Board’s committees (with 60% of such amounts payable for a meeting attended by teleconference and 50% of such amounts payable with respect to a written resolution).

The Compensation Committee recommended, and our Board subsequently approved, that the Israeli members of the Board also continue to receive reimbursement of their reasonable expenses incurred in connection with their services as Board members.

Further, based on its review of the comparably situated companies, and in order to ensure parity between the Israeli and non-Israeli members of the Board who receive per meeting fees with respect to those per meeting fees, our Compensation Committee also recommended, and our Board subsequently approved, an increase from $800 to $1,000 in the per meeting participation fees payable to two non-Israeli members of the Board—Ms. Tamar Howson and Mr. Holger Liepmann.  For committee meetings, Ms. Howson and Mr. Liepmann will continue to receive $800 per meeting, which also matches the revised committee meeting fees for Israeli members of the Board under this Proposal 3.

Our Compensation Committee and the Board believe that director compensation should be fair and equitable to enable the Company to attract qualified members to serve on its Board. The director compensation structure proposed by the Compensation Committee and the Board, is in line with the Company’s compensation policy for office holders which was adopted by our shareholders at the extraordinary general meeting of shareholders held in June 2014, or the Compensation Policy, and is designed to enable us to appropriately incentivize and attract qualified members to our Board, while ensuring that our director compensation program is consistent with market practices.

Under the Companies Law, the foregoing increases to the cash remuneration payable to Israeli and certain non-Israeli members of the Board require the approval of our shareholders.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

“RESOLVED, that an increase in the cash remuneration of the Israeli members of the Board of Enzymotec Ltd. (currently consisting of Messrs. Joseph Tenne, Nir Belzer, Dov Pekelman, Yossi Peled and Mani Wasserman, and Ms. Michal Silverberg) such that they each receive annual cash remuneration of $30,000, participation fee of $1,000 per Board meeting and $800 per meeting of the Board’s committees (with 60% of such amounts payable for a meeting attended by teleconference and 50% of such amounts payable with respect to a written resolution), and reimbursement of their reasonable expenses incurred in connection with their services as Board members, be, and hereby is, approved in all respects.”

“RESOLVED, that an increase in the per meeting fee of the Board of Enzymotec Ltd. payable to Ms. Tamar Howson and Mr. Holger Liepmann, such that they each receive $1,000 per meeting of the Board (with 60% of such amount payable for a meeting attended by teleconference and 50% of such amount payable with respect to a written resolution), be, and hereby is, approved in all respects.”

Required Vote

As described above under “Vote Required for Approval of the Proposals”, the increase in cash remuneration packages payable to the Israeli members of the Board, and increase in per-meeting fees payable to certain non-Israeli members of the Board (Ms. Howson and Mr. Liepmann), in each case under this Proposal 3, requires the affirmative vote of shareholders present in person or represented by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to this Proposal 3.

Board Recommendation

Our Board unanimously recommends that you vote FOR the foregoing resolutions increasing the cash remuneration payable to Israeli and certain non-Israeli members of the Board.

PROPOSAL 4
ONE-TIME GRANT OF EQUITY-BASED AWARDS TO ALL MEMBERS OF THE BOARD

Background

As described in Proposal 3 above, our Board seeks to attract and retain qualified members to oversee the management of our Company and to assure that we maintain the highest standards of corporate governance.  In order to do so, we must properly incentivize such members so that the success of our Company, which benefits our shareholders, is properly aligned with each Board member’s personal economic benefit. Our Compensation Committee and the Board believe that the grants of equity to the members of our Board, each of whom has been affirmatively determined to be an “independent director” under the NASDAQ rules, is a key tool for achieving that alignment of interests.

When the Compensation Committee of our Board conducted a comparison of the compensation paid to our directors, relative to that paid to directors of other similarly situated Israeli public companies, as described in Proposal 3, it concluded that our directors have received during their respective periods of service an aggregate lesser number of equity-based awards relative to the average amount received by their peers at those other companies.  Therefore, the Compensation Committee recommended, and our Board subsequently approved, a one-time equity grant to our directors.  This equity grant is intended to incentivize our directors by closely aligning their personal economic interest with our Company’s performance and share price appreciation. Consequently, the Compensation Committee and the Board approved the following one-time equity-based grant for each member of the Board (except as noted below):

•	Options to purchase 3,750 ordinary shares (except for: Steve Dubin –options to purchase 1,875 ordinary shares; and Holger Liepmann – options to purchase 5,625 ordinary shares); and
•	3,750 RSUs (except for: Steve Dubin – 1,875 RSUs; and Holger Liepmann – 5,625 RSUs).

The options will be granted as of the date of the Meeting pursuant to the Company’s 2013 Omnibus Equity Incentive Plan, or the 2013 Plan, and will:

•	vest as of the date of the annual general meeting of shareholders in 2017; have an exercise price equal to the average closing sales price per share of our ordinary shares on the NASDAQ Global Market over the 30 trading day period prior to date of the Meeting;
•	expire 10 years from the date of grant, unless earlier terminated in accordance with the 2013 Plan; and
•	otherwise be subject to the terms of the 2013 Plan.

The RSUs will be granted effective as of the date of the Meeting, will vest as of the date of the annual meeting of shareholders in 2017 and will otherwise be subject to the terms of the 2013 Plan.

The reason for the modified version of the grant approved for Steve Dubin (a lesser number of options and RSUs) and Holger Liepmann (a greater number of options and RSUs) relative to other directors relates to past equity-based grants to these Board members, and the desire to put each director in a comparable position as to total equity-based grants.

In approving the equity-based awards, the Compensation Committee and the Board also considered the factors enumerated in our Compensation Policy and determined that the terms and conditions of the proposed one-time grant are consistent with our Compensation Policy.

The Compensation Committee understands it must take a disciplined approach to managing the long-term effects of equity incentive grants and is committed to vigilant management of dilution as the Company must balance the requirements associated with its equity compensation program during its growth stage with the effect on dilution. Therefore, the Compensation Committee continues to review the Company’s equity compensation practices to ensure that they remain in line with evolving regulatory conditions and changes in best practices. The Company remains committed to open and ongoing dialogue with its shareholders and welcomes regular feedback regarding its compensation policies.  Our Compensation Committee and Board believe that it is in the best interest of our shareholders and the Company to approve a one-time grant of equity to the Company’s directors, appropriately linking their compensation to delivering long-term shareholder value through a combination of growth and profitability and better aligning their compensation to industry practices.

Under the Companies Law, these equity-based grants to members of the Board constitute compensatory measures that require the approval of our shareholders.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that a one-time grant of equity-based awards to the members of the Board of Enzymotec Ltd., consisting of options to purchase ordinary shares and RSUs, subject to the terms described in the Proxy Statement for the 2016 Annual General Meeting of Shareholders, dated July 25, 2016, be, and hereby is, approved in all respects.”

Required Vote

As described above under “Vote Required for Approval of the Proposals”, the grant of equity-based awards to members of the Board under this Proposal 4 requires the affirmative vote of shareholders present in person or represented by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to this Proposal 4.

Board Recommendation

Our Board unanimously recommends that you vote FOR the foregoing resolution approving a one-time grant of equity-based awards to members of the Board.

PROPOSAL 5
PAYMENT OF CASH BONUS TO PRESIDENT AND CHIEF EXECUTIVE OFFICER IN
RESPECT OF PERFOMANCE IN 2015

Background

Under the Companies Law, any public Israeli company that seeks to approve terms of compensation of its chief executive officer is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Dr. Ariel Katz has served in his capacity as our President and Chief Executive Officer since joining us in 2000. During such time, Dr. Katz has been instrumental in our Company’s operational success, based on the personal contribution and substantial effort invested by him, including in respect of the following in 2015:

•	Our arbitration with AarhusKarlshamn AB, which was concluded successfully.

•	The increase in our net revenues in 2015 relative to 2014 by 7.0% while facing strong headwinds.

•	Our strong financial standing and strong cash flow generation from operating activities of $11.2 million, which provides us with flexibility to continue to make investments across all of our businesses, especially in research and development and the commercial expansion of our VAYA Pharma segment.

In light of the foregoing and other achievements of our Company in 2015, the Compensation Committee and the Board have approved a cash bonus of NIS 350,000 (approximately $91,000) for Dr. Katz in respect of 2015. The Board, the Compensation Committee and our management believe that executive compensation should be structured to help recruit, retain and motivate a highly talented team of executives with the requisite set of skills and experience to successfully lead the Company in creating long term value for our shareholders. The Board and Compensation Committee believe that our future success depends, in part, on our ability to continue to retain our President and Chief Executive Officer, who has been and is expected to continue to be imperative to the success of the Company, and to ensure that his compensation incentivized the Company’s long-term success. Absent such ability, our business, financial condition and results of operations may be significantly harmed.  In approving this compensatory measure, the Compensation Committee and the Board considered the factors enumerated in the Compensation Policy. They also considered compensation information for chief executive officers of peer companies who have backgrounds and experience levels that are comparable to those of Dr. Katz. The Compensation Committee and the Board expressed the view that the amount of the cash bonus, which is intended to bring our President and Chief Executive Officer’s total annual compensation package into better alignment with industry practices: (i) is appropriate, given the background and experience level of Dr. Katz and the status of our Company, and (ii) are consistent with our Compensation Policy.

Our Compensation Committee and Board view the bonus as an appropriate means to incentivize further success on the part of Dr. Katz and our Company’s employees as a whole.

Proposed Resolution

We are proposing that our shareholders approve the bonus payment to Dr. Katz, via the adoption of the following resolution at the Meeting:

“RESOLVED, that the payment of a cash bonus of NIS 350,000 (approximately $91,000) in respect of the year ended December 31, 2015 to Dr. Ariel Katz, the President and Chief Executive Officer of the Company, as described in Proposal 5 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

Required Majority

The vote required for approval of the payment of the proposed cash bonus for Dr. Katz is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, the approval of the payment of the cash bonus requires that either of the following two voting conditions be met as part of the approval by an ordinary majority of shares present and voting thereon:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) in the approval of the cash bonus that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the payment of the cash bonus does not exceed two percent (2%) of the aggregate voting rights in our Company.

Please see the discussion under “Vote Required for Approval of Each of the Proposals” above for definitions of the terms “controlling shareholder” and “personal interest” under the Companies Law for purposes of this Proposal 5. In addition, please note there the instructions as to how to confirm that you lack a conflict of interest in the approval of the proposal. In particular, please remember that you must check the box for Item/Proposal 5A on the proxy card in order for your vote to be counted towards the special majority required under the Companies Law for approval of Dr. Katz’s cash bonus under Proposal 5. If you do not check that box, even if you vote in favor of Proposal 5, your vote will not be counted towards the special majority required under the Companies Law for approval of this proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution under Proposal 5 approving the bonus payment to our President and Chief Executive Officer in respect of his and our performance in 2015.

PROPOSAL 6
REAPPOINTMENT OF INDEPENDENT, EXTERNAL AUDITORS

Background

Kesselman & Kesselman, Certified Public Accountants (Israel), a member of PricewaterhouseCoopers International Limited (which we refer to as PwC) served as our independent auditors for the year ended December 31, 2015. The audit committee and the Board have approved, and recommend that our shareholders also approve, at the Meeting, the reappointment of PwC as our independent auditors for the year ending December 31, 2016 and for the additional period until the close of our 2017 annual general meeting of shareholders.  As part of the requested approval of this Proposal 6, our shareholders are also being asked to authorize our Board to fix the remuneration of PwC, in accordance with the volume and nature of their services. Our Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s independent auditors.

Fees Paid to the Auditors

The following table sets forth, for each of the years indicated, the fees billed to us by PwC.

	Year ended December, 31
	2014	2015
	(in thousands of dollars)
Audit fees	$210	$165
Audit-related fees	―	―
Tax fees	37	24
All other fees	―	―
Total	$247	$189

Audit fees for the years ended December 31, 2014 and 2015 were for professional services rendered for the audit of our annual consolidated financial statements as of December 31, 2014 and 2015, review of consolidated quarterly financial statements, statutory audits of Enzymotec and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC (including our registration statement on Form F-1 related to a follow-on offering in 2014).

Tax fees for the years ended December 31, 2014 and 2015 were for services related to tax compliance, including tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, and assistance with respect to requests for rulings from tax authorities.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the Company’s independent auditors, Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, be, and hereby are, reappointed as the Company’s independent, external auditors for the year ending December 31, 2016 and until the next annual general meeting of shareholders, and that the Company’s Board of Directors (with the power of delegation to its audit committee) be, and hereby is, authorized to set the fees to be paid to such auditors.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the reappointment of the independent auditors requires the affirmative vote of shareholders present in person or represented by proxy and holding ordinary shares representing a simple majority of the votes cast with respect to this proposal.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the foregoing resolution reappointing PwC as our independent auditors for the year ending December 31, 2016 and authorizing the setting of their remuneration.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2016 Annual General Meeting of Shareholders, and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2015, which we filed with the SEC on March 3, 2016, is available for viewing and downloading at the SEC’s website at www.sec.gov as well as at the Investor Relations section of the Company’s website at www.enzymotec.com.

 The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Steve Dubin, Chairman of the Board of Directors
Migdal Ha’Emek, Israel
July 25, 2016